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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2004


                            BAYER AKTIENGESELLSCHAFT
                               BAYER CORPORATION*
                 (Translation of registrant's name into English)

                             Bayerwerk, Gebaeude W11
                              Kaiser-Wilhelm-Allee
                                51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F  X       Form 40-F
                                        ----               ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
                                                      -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
                                                      -----


     Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No  X
                                     ----       ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                              -----




* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.


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BAYER AIMS TO INCREASE EBITDA MARGIN
BY NEARLY 60 PERCENT THROUGH 2006

o    2003: EBIT before special items up 67 percent to EUR 1.4 billion

o    Net loss of EUR 1.4 billion after high special charges

o    Sales increase by 5 percent before currency translation

o    Net debt reduced to below EUR 6 billion

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LEVERKUSEN - The Bayer Group intends to increase both the operating result before depreciation and amortization (EBITDA) and the operating result (EBIT) before special items by more than 10 percent in 2004. This was announced by Bayer Management Board Chairman Werner Wenning at the company's Spring Financial News Conference on Thursday in Leverkusen. "We have also redefined our target returns in the context of our realignment. We plan to achieve an EBITDA margin of approximately 19 percent for the Bayer Group as a whole by 2006," Wenning said. This corresponds to an increase of nearly 60 percent over the 12-percent EBITDA margin in 2003. "Our goals are ambitious. We plan to achieve them through the announced portfolio changes, sales growth especially from new products in our life-science businesses, and considerable efficiency improvements in all subgroups."

Wenning added that there are signs of a gradual economic recovery, driven mainly by the United States and Asia. Despite sustained pressure on prices, currency- and portfolio-adjusted sales grew by 5 percent in the first two months of 2004. The EBIT figures also show an encouraging trend, said the Bayer CEO, explaining that this is true for the life-science businesses Bayer HealthCare and Bayer CropScience, but especially for the industrial businesses, including the activities placed in the independent company named "Lanxess" that is scheduled to be listed on the stock market by early 2005. Overall Wenning displayed cautious optimism about the company's performance for the rest of the year.

In 2003 Bayer improved its operating performance and increased EBIT before special items by 67 percent, to EUR 1.4 billion - despite difficult economic conditions and negative currency effects. Although Group sales declined by 3.6 percent to EUR 28.6 billion, sales in local currencies advanced by 5 percent.

Nonetheless, Wenning was clearly unsatisfied with Bayer's performance in 2003 in view of the company's net loss of EUR 1.4 billion after net income of EUR 1.1 billion

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in 2002. The loss was largely due to EUR 1.9 billion in impairment losses and valuation adjustments that had been announced at the end of 2003 in connection with the strategic realignment of Bayer's portfolio. The company also took a total of EUR 0.5 billion in other asset write-downs and restructuring charges, which related chiefly to site consolidations. Bayer recorded special income of EUR 0.5 billion from portfolio measures, principally the divestment of the household insecticides business. The main items contributing to the remaining net special charges of EUR 0.6 billion were expenses for achieving staff reductions and accounting measures taken in connection with the cholesterol-lowering drug Lipobay/Baycol, which was withdrawn from the market in 2001. Including a non-operating result of minus EUR 0.8 billion and net tax income of EUR 0.6 billion due to deferred taxes, the Bayer Group posted a net loss of EUR 1.4 billion in 2003.

Positive aspects listed by the Bayer CEO included the improvement of the company's operating performance and the 5-percent increase in the gross cash flow to EUR 3.2 billion. According to Wenning, this documents Bayer's solid financial strength which has not been diminished by the impairment charges. The efficiency-improvement programs, with which Bayer expects to realize savings of more than EUR 2.5 billion between 2002 and 2005, enabled the company to cut costs by around EUR 730 million in 2003. Net debt was reduced by EUR 2.9 billion to below EUR 6 billion. Said Wenning: "We significantly exceeded our stated goal of reducing net debt to EUR 7 billion."

Despite Bayer's net loss for the year, the company has nonetheless decided to pay a dividend. Wenning explained the reasons for this decision: "We have a strong cash flow and are convinced of the future profitability of the Bayer Group. With our proposed dividend of 50 cents, we want to take into account our stockholders' interests with an appropriate dividend yield, even in this special situation."

The company's business performed well, although the reported figures are down in some areas. This positive performance becomes evident when adjustments are made for the effects of exchange rate fluctuations and portfolio changes. Thus, sales in the HealthCare subgroup declined by 5.3 percent to EUR 8.9 billion, yet expanded by 9.2 percent when adjusted for portfolio and currency effects. Due to write-downs for the plasma business, which is earmarked for divestment, and to high restructuring charges, EBIT fell by 43 percent to EUR 334 million. Before special items, however, EBIT improved by 22 percent to EUR 876 million.


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Sales of Bayer CropScience improved by 22.7 percent to EUR 5.8 billion. When adjusted for portfolio changes and currency translation, sales increased by 11.8 percent. Compared to the previous year - which was negatively impacted by write-downs relating to the first-time consolidation of Aventis CropScience - EBIT grew by EUR 580 million to EUR 405 million before special items.

In the Polymers and Chemicals businesses, the weak economy, increasing competitive pressures, rising raw material and energy costs and the unfavorable exchange rate situation created extremely difficult market conditions. Sales of Polymers receded by 5 percent to EUR 9.9 billion; underlying sales of this subgroup increased by 3.8 percent. On the other hand, high impairment charges and other special items led to a decline in EBIT to minus EUR 1.2 billion. EBIT before special items fell by 51 percent to EUR 198 million (2002: EUR 407 million). Sales of the Bayer Chemicals subgroup decreased by 21.3 percent to EUR
3.4 billion; underlying sales were up by 0.8 percent. Here too, high impairment charges and other special items reduced EBIT to minus EUR 499 million (2002: EUR
1.1 billion). Before these special items, EBIT declined by 79 percent to EUR 42 million.

According to the Bayer CEO, the focus of the company's efforts in 2004 will be to further improve its performance. Bayer will also work to implement its strategic decision to place the chemicals business - with the exception of H.C. Starck and Wolff Walsrode - and about one third of its polymers business into an independent company called Lanxess that is scheduled to be listed on the stock market by early 2005 at the latest. The reorganization process is all but completed, which means the activities concerned will be placed in a virtual organization by July 1, 2004, allowing Lanxess to largely operate as an independent unit.


POSITIVE NET EARNINGS EXPECTED FOR LANXESS IN 2004

Wenning expressed confidence that - with its large number of cyclical businesses
- Lanxess would benefit significantly from the economic recovery after suffering particularly from the general weakness of the market last year and additionally having to absorb many special charges. The Bayer CEO explained that additional earnings contributions from the cost-containment projects and lower depreciation should also have a positive effect. "We therefore believe that there will be a strong increase in EBIT of Lanxess before special items and expect it to post positive net earnings for the year from a stand-alone perspective."

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Wenning said that the improvement of earning power will remain the primary focus for the activities remaining with Bayer. The company will therefore systematically pursue its efficiency-improvement programs, from which it expects net savings of more than EUR 900 million in 2004. The Bayer Chairman also believes the company is well equipped to deal with developments in the medium and long term: "Here we will rely above all on our company's innovative potential." He explained that Bayer plans to continue setting trends in research-intensive fields and therefore intends to spend EUR 2.3 billion for research and development this year. The innovative life-science businesses together account for 85 percent of this total. Bayer plans to spend EUR 1.8 billion for property, plant, equipment and intangible assets.

REDEFINED TARGET RETURNS

The company has also redefined its target returns in the context of its realignment, explained the Bayer CEO. "Our target returns correspond to the long-term potential of our businesses," said Wenning. "After separation from Lanxess, we plan to achieve an EBITDA margin of approximately 19 percent for the Bayer Group as a whole by 2006. Our target return has been set at 22 percent." Performance targets vary for the individual subgroups: HealthCare intends to achieve 17 percent of its target return of 23 percent by 2006, while CropScience is aiming for 25 (target: 26) percent and MaterialScience for 18 (target: 21) percent.

"Within just two years we have fundamentally changed Bayer's alignment through a tremendous effort," concluded Wenning. "The separation from Lanxess will complete this process, which has freed up all our energy for innovation and growth. The Bayer ship is on a new course, and it is really picking up steam."

In his comments on the 2003 financial statements, CFO Klaus Kuehn pointed out that with the high special items and charges, by far the greater part of the company's restructuring expense is already accounted for in the balance sheet. According to Kuehn, the company therefore expects that special items in 2004 will relate predominantly to the separation of Lanxess and the sale of the plasma business. By maintaining strict capital discipline, Bayer was able to keep capital expenditures for intangible assets, property, plant and equipment below EUR 1.7 billion. Capital expenditures thus amounted to less than 70 percent of scheduled depreciation and amortization, Kuehn explained.


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LEVEL OF NET DEBT OFFERS GREATER FINANCIAL FLEXIBILITY

The free cash flow of EUR 2.4 billion after acquisitions and divestments was used to reduce financial debt. Financing in local currencies, principally the U.S. dollar, also contributed around EUR 500 million to the reduction in net debt to below EUR 6 billion. Explained Kuehn: "We have now arrived at a level of net debt that offers greater financial flexibility." He added that, since Bayer's maturity structure remains conservative, the company will not have any material refinancing requirements until 2007.

Total assets had declined by 10 percent to EUR 37.4 billion by December 31, 2003. This was mainly due to the EUR 4.9 billion decrease in intangible assets and property, plant and equipment. Stockholders' equity shrank by EUR 3.1 billion to EUR 12.2 billion, giving a 33 percent equity coverage of total assets (2002: 37 percent). This decline was mainly due to the EUR 1.4 billion net loss for the year, the EUR 657 million dividend payment for 2002, and the EUR 1.1 billion impact of negative currency translations.


Leverkusen, March 18, 2004

Contact:
--------


GUENTER FORNECK, TEL.: +49 214 30 50446, FAX: +49 214 30 55156
E-mail: guenter.forneck.gf@bayer-ag.de


HANS GRAF VON HOCHBERG, TEL.: +49 214 30 82895, FAX: 49 214 30 55156
E-mail: hans.hochberg.hh@bayer-ag.de
FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Bayer Aktiengesellschaft
                                         (Registrant)



                                 By:        /s/  ppa. Alexander Rosar
                                         -------------------------------------
                                         Name:   Alexander Rosar
                                         Title:  Head of Investor Relations


                                 By:        /s/  Armin Buchmeier
                                         --------------------------------
                                         Name:   Armin Buchmeier
                                         Title:  Senior Counsel

Date: March 18, 2004